Mail Stop 6010

August 23, 2006

Mr. Enrico Cavatorta
Chief Financial Officer
Luxottica Group S.p.A.
Via Cantu 2
Milan 20123, Italy

> **RE:** **Luxottica Group S.p.A.**
> **Form 20-F for the year ended December 31, 2005**
> **File No. 1-10421**

Dear Mr. Cavatorta:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Item 5 – Operating and Financial Review and Prospects, page 34

Results of Operations, page 40

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004,
page 41
Non-GAAP Financial Measures, page 42

1. We note your use of non-GAAP measures, including net sales excluding currency
   exchange rate fluctuations, consolidated net sales adjusted for the Cole acquisition
   and consolidated income from operations adjusted for the Cole acquisition. Your
   current discussion, in which you indicate that theses measures "are one of the primary
   indicators management uses for planning and forecasting in future periods", is too
   generalized. We do not believe that your disclosure addresses with sufficient
   precision each of the disclosure points identified in the response to Question 8 of the
   June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP
   Financial Measures for <u>each</u> of your non-GAAP measures identified above. Please
   revise future filings to include a discussion, in sufficient detail, of the following for
   <u>each</u> non-GAAP measure:

   · The substantive reasons why management believes each non-GAAP measure
     provides useful information to investors;
   · The specific manner in which management uses each non-GAAP measure to
     conduct or evaluate its business;
   · The economic substance behind management's decision to use each measure;
     and
   · The material limitations associated with the use of each non-GAAP measure
     as compared to the use of the most directly comparable GAAP measure and
     the manner in which management compensates for these limitations when
     using the non-GAAP measure.

Financial Statements, page 93

Statements of Consolidated Income, page 97

2. If you have revenues from services (e.g. insurance, administrative, professional
   services, etc.) which are more than 10 percent of your total revenues, then please
   revise future filings to state the amount of those revenues separately as well as the
   related costs of those revenues. See Rule 5-03(b) of Regulation S-X.

<u>Note 1 - Organization and Significant Accounting Policies, page 102</u>

<u>Revenue Recognition, page 105</u>

3. We note from your disclosures that you sell certain products through independent
    distributors. Tell us and revise future filings to disclose whether sales to distributors
    contain any rights of return, price protection privileges or other compensation and, if
    so, explain how you comply with SFAS 48 and SAB 104.

<u>Note 14 – Commitments and Contingencies, page 132</u>

<u>Litigation, page 134</u>

4. We note your disclosure regarding Cole and its subsidiaries that the current litigation
    "might have a material adverse effect on the Company's consolidated financial
    statements." Please tell us and revise future filings to disclose the amount of any
    charges incurred and liabilities you recorded relating to this matter. Also, revise your
    disclosures in future filings to indicate your expectations as to the likelihood of the
    referenced contingency having a negative material impact on your income statement.
    If it is at least reasonably possible that this or any unaccrued contingency could have
    a material negative impact on your financial statements, the notes to the financial
    statements must either disclose the range of possible loss or indicate no such estimate
    can be made. Please refer to paragraph 10 of SFAS 5.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Angela Crane
Branch Chief